UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-31341

Platinum Underwriters Holdings, Ltd.

(Exact name of registrant as specified in its charter)

Renaissance House

12 Crow Lane

Pembroke, HM19 Bermuda

(441) 295-4513

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common shares, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or-notice date         One

Pursuant to the requirements of the Securities Exchange Act of 1934, Platinum Underwriters Holdings, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Platinum Underwriters Holdings, Ltd.

Date: March 13, 2015	By:	/s/ Stephen H. Weinstein
Name: Stephen H. Weinstein
Title: Senior Vice President, General Counsel and Corporate Secretary